Annual and Special Meeting of Holders of Common Shares of PolyMet Mining Corp.

(the "Company")

June 16, 2021

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

The nominees listed on the Management Information Circular dated April 28, 2021 were elected as Directors of the Company to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following votes from the holders of Common Shares with respect to the election of the seven nominees:

NOMINEE NAME	FOR	% OF VOTED	WITHHOLD	% OF VOTED
Jonathan Cherry	75,470,876	99.06%	711,073	0.94%
David Dreisinger	75,658,841	99.31%	523,108	0.69%
David J. Fermo	75,992,612	99.75%	189,337	0.25%
Alan R. Hodnik	75,635,600	99.28%	546,349	0.72%
Roberto Huby	75,931,137	99.67%	250,812	0.33%
Nathan Bullock	75,949,370	99.69%	232,579	0.31%
Stephen Rowland	75,609,490	99.24%	572,459	0.76%

Item 2:  Appointment of Auditors

Deloitte & Touche LLP were appointed auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors.  The Company received the following votes from the holders of Common Shares with respect to the election of auditors:

FOR	% OF VOTED	WITHHOLD	% OF VOTED
86,596,570	99.60%	345,957	0.40%

Item 3: Re-approval of Omnibus Share Compensation Plan

PolyMet's Omnibus Share Compensation Plan as approved by the shareholders in 2007 and as amended, restated, and confirmed from time to time, most recently by shareholders in 2018 was reapproved by a majority of the disinterested vote.  The Company received the following votes from the holders of Common Shares with respect to the re-approval of the Omnibus Share Compensation Plan:

FOR	% OF VOTED	AGAINST	% OF VOTED
2,805,764	71.75%(1)	1,104,387	28.25%(1)

(1) Excludes an aggregate of 72,361,214 Common Shares held by insiders who are eligible to participate in the Omnibus Plan.

POLYMET MIINING CORP.

/s/ Patrick Keenan

_______________________________

Patrick Keenan

Executive Vice President and CFO